[Letterhead of Movado Group, Inc.]

February 14, 2013

VIA EDGAR

Mr. Andrew D. Mew
United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2012 Definitive Proxy Statement on Schedule 14A Filed May 4, 2012 File number 1-16497

Dear Mr. Mew,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) filed on March 30, 2012 and the Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on May 4, 2012, as set forth in your letter dated January 30, 2013 to Sallie A. DeMarsilis (the “Comment Letter”).

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K and the Proxy.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K and Proxy, as applicable.

As discussed herein, the Company respectfully requests that compliance with Comments 1, 2, 3, 4, 5, 6, 7, 8, 9, 11, 12, 13, 14 not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2012.  The Company expects to file an annual report on Form 10-K for its fiscal year ended January 31, 2013 by March 26, 2013 and will comply with these requirements in that filing.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. In an appropriate place in your disclosure, please revise to disclose the relative materiality of each license agreement to your business, as applicable. Specifically, if your revenues reflect a greater dependency on a particular license agreement, please disclose as much. In this regard, it’s unclear to us how much of your revenues are derived from your own brands as opposed to your licensed brands.

Response to Comment No. 1

The Company has never previously disclosed specific financial information about its individual license agreements including contractual minimum sales levels, required advertising expenditure, minimum royalties or royalty percentages, nor has the Company previously disclosed actual performance on an individual licensed brand level.  The Company believes that disclosure of such financial information will put it at a competitive disadvantage when negotiating new license agreements with its licensors and potential changes to such agreements.  The total licensed brand business in aggregate represents a material portion of the Company’s net sales.  Future filings will be amended to include the percentage of the Company’s revenues derived from its total licensed brand business in this risk factor.

Historical Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  Any loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition.

Future Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  For the fiscal year ended January 31, 2012, the above mentioned licensed brands represented approximately 46% of the Company’s net sales.  All of the above mentioned licensed brands are significant to the Company.   The loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition.

If the Company is unable to maintain existing space or to lease new space . . ., page 16

2. We note that you identify risks associated with not completing construction in new retail stores. Please discuss what plans you have to complete construction in new retail stores in the near future, including the number of stores and planned timeframes for completion.

Response to Comment No. 2

The Company will revise future disclosures to provide the number of stores and planned timeframes in connection with completing construction in new retail stores.

Historical Disclosures

If the Company is unable to maintain existing space or to lease new space for its retail stores in prime outlet center locations or is unable to complete construction on a timely basis, the Company’s ability to achieve favorable results in its retail business could be adversely affected.

The Company’s outlet stores are strategically located in top outlet centers in the United States, most of which are located near vacation destinations.  If the Company cannot maintain and secure locations in prime outlet centers for its outlet stores, it could jeopardize the operations of the stores and business plans for the future. Additionally, if the Company cannot complete construction in new stores within the planned timeframes, cost overruns and lost revenue could adversely affect the profitability of the retail segment.

Future Disclosures

If the Company is unable to maintain existing space or to lease new space for its retail stores in prime outlet center locations or is unable to complete construction on a timely basis, the Company’s ability to achieve favorable results in its retail business could be adversely affected.

The Company’s outlet stores are strategically located in top outlet centers in the United States, most of which are located near vacation destinations.  If the Company cannot maintain and secure locations in prime outlet centers for its outlet stores, it could jeopardize the operations of the stores and business plans for the future. Additionally, if the Company cannot complete construction in new stores within the planned timeframes, cost overruns and lost revenue could adversely affect the profitability of the retail segment. The Company on average plans for two to three new stores or renovations per fiscal year. The average time required to build-out or renovate each store and open it after delivery of possession is generally less than 60 days.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

3. We note your disclosure on page 26 that “[a]pproximately 50% of the Company’s total sales are from international markets,” and that you discussed the consumer markets in Northern Europe and Southern Europe relative to your business during your earning conference call for the second quarter of 2013. Please describe the relative contribution to revenue of the various geographic locations where you do business, consistent with Item 101(d) of Regulation S-K. We note that it appears that you provide much of this information in Note 14 to the financial statements; you may cross-reference this information pursuant to Item 101(d)(2) of Regulation S-K.

Response to Comment No. 3

The Company will revise future disclosures to provide relative contributions to revenue of the various geographic regions.

Historical disclosures, page 28 & 95

Approximately 50% of the Company’s total sales are from international markets, and therefore reported sales made in those markets are affected by foreign exchange rates. The Company’s international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company divides its business into two major geographic locations: United States operations, and International, which includes the results of all other Company operations.  The allocation of geographic revenue is based upon the location of the customer.  The Company’s international operations are principally conducted in Europe, Asia, Canada, the Middle East, South America and the Caribbean.  The Company’s international assets are substantially located in Switzerland.

Future disclosures

Approximately 50% of the Company’s total sales are from international markets (see Note 14 to the Consolidated Financial Statements), and therefore reported sales made in those markets are affected by foreign exchange rates. The Company’s international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company divides its business into two major geographic locations: United States operations, and International, which includes the results of all other Company operations.  The allocation of geographic revenue is based upon the location of the customer.  The Company’s international operations are principally conducted in Europe/Middle East, Asia and the Americas which account for 27.8%, 9.9%, and 9.8%, respectively, of the Company’s total sales.  Substantially all of the Company’s international assets are located in Switzerland.

Critical Accounting Policies and Estimates, page 30
Revenue Recognition, page 31

4. Please explain and disclose your policy for product returns. In addition, please separately present the allowance for sales returns in Schedule II on page S-1 rather than aggregating them with allowance for doubtful accounts.

Response to Comment No. 4

The Company accepts limited product returns and permits the return of damaged or defective products.

The Company will break out the Allowance for Doubtful accounts, Sales Returns and Other Allowances on Schedule II of page S-1 for future filings.

Historical Schedule II

Description	Balance at beginning of year	Net provision charged to operations	Currency revaluation	Net write-offs	Balance at end of year

Year ended January 31, 2012:
Doubtful accounts, returns and allowances	$16,020	$21,633	$-	$(21,424)	$16,229

Year ended January 31, 2011:
Doubtful accounts, returns and allowances	$20,240	$21,386	$370	$(25,976)	$16,020

Year ended January 31, 2010:
Doubtful accounts, returns and allowances	$19,598	$27,980	$436	$(27,774)	$20,240

Future Schedule II

Description	Balance at beginning of year	Net provision charged to operations	Currency revaluation	Net write-offs	Balance at end of year

Year ended January 31, 2012:
Doubtful accounts	$8,494	$847	$8	$(1,608)	$7,741
Returns	5,552	16,825	8	(16,561)	5,824
Other allowances	1,974	3,961	(16)	(3,255)	2,664
Total	$16,020	$21,633	$-	$(21,424)	$16,229

Year ended January 31, 2011:
Doubtful accounts	$8,807	$1,710	$214	$(2,237)	$8,494
Returns	8,576	17,197	140	(20,361)	5,552
Other allowances	2,857	2,479	16	(3,378)	1,974
Total	$20,240	$21,386	$370	$(25,976)	$16,020

Year ended January 31, 2010:
Doubtful accounts	$8,036	$2,268	$274	$(1,771)	$8,807
Returns	7,867	23,197	144	(22,632)	8,576
Other allowances	3,695	2,515	18	(3,371)	2,857
Total	$19,598	$27,980	$436	$(27,774)	$20,240

Results of Operations, page 34

5. Please provide the disclosure required by Item 303(a)(3)(iv) of Regulation S-K.

Response to Comment No. 5

The Company’s cost of sales includes costs for raw materials and components, as well as labor for assembly of finished goods.  While these costs have been somewhat impacted by inflation in recent years, the inflationary impact has not been material to the Company’s results of operations.  While the Company has the ability, at its discretion, to offset the inflationary impact on these costs with price increases on its products, it has limited price increases in recent years to maintain an appropriate price to value ratio on its product offerings while remaining competitive with others in the marketplace.  The Company will include the disclosure required by Item 303(a)(3)(iv) of Regulation S-K in future filings.  The draft disclosure for the January 31, 2012 Form 10-K is included below.

Future Disclosures

The Company’s cost of sales includes costs for raw materials and components as well as labor for assembly of finished goods, all of which can be impacted by inflation.  While inflation in costs has negatively impacted gross margin percentage, this effect has not been material to the Company’s results of operations for the periods presented in this report.  A significant increase in these costs due to inflation could have a material adverse effect on the Company’s future results of operations.  While the Company may seek to offset the negative inflationary impact on these costs with price increases on its products, its ability to effectively do so will depend on the extent it can pass on price increases and still remain competitive in the marketplace.

Wholesale Operating Income/loss, page 36

6. Reference is made to Note 7 (Income Taxes) on page 86 where you disclose, “[i]ncome/(loss) before taxes for continuing U.S. operations was $2.8 million, ($0.3 million), and ($24.0 million) for periods ended January 31, 2012, 2011 and 2010, respectively. Income/(loss) before taxes for non-U.S. operations was $30.4 million, ($11.4 million), and ($2.0 million) for periods ended January 31, 2012, 2011 and 2010, respectively.” In view of the material performance variability between the domestic and foreign operations, we believe you should provide a more robust MD&A discussion beyond solely on revenues within the U. S. Wholesale and International Wholesale operations by providing insights into the drivers behind any significant change in their expense line items, and why the International Wholesale operations performed better in fiscal year 2012 as compared to U.S. Wholesale operations Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to Comment No. 6

We respectfully acknowledge the Staff’s comment regarding additional disclosure relating to U.S. and International wholesale pre-tax income / (loss).  We also respectfully advise the Staff that our chief executive officer, our chief operating officer and our board of directors review and assess our wholesale operating results on an aggregate global basis.  U.S. wholesale pre-tax income is lower than pre-tax income in the international locations primarily because corporate expenses are included only in the U.S. operating results of the wholesale segment without any allocations to international operations.  In response to the Staff’s comment, we intend to provide additional MD&A discussion about our pre-tax income in future filings that will be comparable to the following, adjusted to address the changes in applicable periods:

U.S. Wholesale Operating Loss

Operating loss of $15.0 million and $10.5 million, which includes unallocated corporate expenses, was recorded in the United States location of the Wholesale segment for fiscal 2012 and 2011, respectively.  The increase in loss of $4.5 million was due to higher SG&A expenses of $16.1 million, which was primarily attributed to higher payroll and related expenses and performance-based compensation of $6.0 million, and higher marketing expense of $1.6 million.  The Company also recorded a donation of $3.0 million to the Movado Group Foundation in fiscal 2012. In the prior year, the Company recorded a non-recurring benefit of $4.3 million resulting from the reversal of a previously recorded liability for a retirement agreement with the Company’s late Chairman.  Also, included in the increase in SG&A expenses are higher professional fees of $0.5 million and higher travel and entertainment expenses of $0.3 million.  These higher expenses were partially offset by a higher gross profit of $11.6 million, which was attributed to higher sales partially offset by lower gross margin percentage achieved.

International Wholesale Operating Income / (Loss)

Operating income of $39.7 million was recorded in the International location of the wholesale segment for fiscal 2012 compared to an operating loss of $10.3 million recorded in the International location of the wholesale segment for fiscal 2011.  The increase in income of $50.0 million was due to higher gross profit of $60.3 million which was attributed to higher sales and gross margin percentage achieved.  In fiscal 2011, gross profit as well as gross margin percentage, were unfavorably impacted as a result of non-cash charges to record inventory at market value.  In fiscal 2011, the Company recorded a net non-cash charge of approximately $20.0 million to write-down certain inventories to market value, primarily inventories of non-core gold watches and related parts and mechanical movements.  This increase was partially offset by higher SG&A expenses of $10.3 million. The increase in SG&A expenses was due to the unfavorable impact of foreign currency fluctuations of $9.5 million when compared to the prior year.  The increase also included higher payroll and related expenses and performance-based compensation of $5.0 million.  Also contributing to the increase was higher marketing expense of $0.7 million.  In the prior year, the Company recorded a charge for asset write-downs of $2.8 million primarily related to intangible assets, tooling, trade booths for Basel Fair and displays.  Also in the prior year, a depreciation charge of $1.3 million was recorded for certain assets related to an impairment.

Item 8. Financial Statements and Supplementary Data, page 48
Consolidated Statements of Operations, page 64

7. It appears from your discussion of cost of sales and selling, general and administrative expenses on pages 74 through 75 that depreciation and amortization expenses are excluded from cost of sales. If depreciation expense is excluded from cost of sales, then please revise the description of the cost of sales line item to comply with SAB Topic no. 11.B.

Response to Comment No. 7

Based on the nature of the Company’s business, depreciation expense was recorded in both cost of sales and selling, general and administrative expenses.  Depreciation expense associated with the Company’s supply chain was reported as cost of sales.  Depreciation expense related to all other activities was reported as selling, general and administrative expense.  The depreciation and amortization expense recorded in cost of sales has historically been immaterial in relation to total cost of sales and thus was omitted in this disclosure.  While the Company believes that the depreciation and amortization expense recorded in cost of sales will continue to be immaterial for the foreseeable future, to provide additional transparency, future filings will be amended to explicitly refer to the inclusion of depreciation and amortization in cost of sales.

Historical Disclosures

Cost of Sales

Cost of sales of the Company’s products consist primarily of component costs, royalties, assembly costs and unit overhead costs associated with the Company’s supply chain operations in Switzerland and Asia.  The Company’s supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements.

Future Disclosures

Cost of Sales

Cost of sales of the Company’s products consist primarily of component costs, royalties, depreciation and amortization, assembly costs and unit overhead costs associated with the Company’s supply chain operations in Switzerland and Asia.  The Company’s supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements.

Consolidated Statements of Cash Flows, page 66

8. Please separately present the non-cash write-down related to inventory obsolescence as adjustments to net income to reconcile net cash provided by operating activities on the face of the cash flow statements.

Response to Comment No. 8

The Company will revise future filings to include non-cash write-downs related to inventory as an adjustment to net income to reconcile net cash provided by operating activities as follows:

Historical operating activities on the cash flow statement

	Fiscal Year Ended January 31,
	2012	2011	2010
Cash flows from operating activities:
Net income / (loss)	$32,628	$(46,492)	$(54,432)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Loss from discontinued operations	-	23,675	14,909
Depreciation and amortization	11,408	13,705	15,428
Deferred income taxes	(8,691)	3,715	18,618
Gain on sale of asset held for sale	(747)	-	-
Stock-based compensation	1,675	1,530	929
Impairment of long-lived assets	-	3,086	2,463
Excess (tax benefit) / tax expense from stock-based compensation	(214)	(279)	502
Changes in assets and liabilities:
Trade receivables	(1,446)	9,486	12,716
Inventories	20,803	28,796	35,696
Other current assets	6,820	8,561	5,322
Accounts payable	11,780	(1,636)	1,616
Accrued liabilities	6,581	2,284	(11,093)
Accrued payroll and benefits	6,181	4,240	(1,092)
Income taxes payable	(280)	1,279	(409)
Other non-current assets	(819)	3,802	383
Other non-current liabilities	416	(2,181)	(422)
Net cash provided by operating activities from continuing operations	86,095	53,571	41,134
Net cash (used in) operating activities from discontinued operations	(33)	(13,207)	(6,414)
Net cash provided by operating activities	86,062	40,364	34,720

Future operating activities on the cash flow statement

	Fiscal Year Ended January 31,
	2012	2011	2010
Cash flows from operating activities:
Net income / (loss)	$32,628	$(46,492)	$(54,432)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Loss from discontinued operations	-	23,675	14,909
Depreciation and amortization	11,408	13,705	15,428
Write-down of inventories	1,772	25,967	10,710
Deferred income taxes	(8,691)	3,715	18,618
Gain on sale of asset held for sale	(747)	-	-
Stock-based compensation	1,675	1,530	929
Impairment of long-lived assets	-	3,086	2,463
Excess (tax benefit) / tax expense from stock-based compensation	(214)	(279)	502
Changes in assets and liabilities:
Trade receivables	(1,446)	9,486	12,716
Inventories	19,031	2,829	24,986
Other current assets	6,820	8,561	5,322
Accounts payable	11,780	(1,636)	1,616
Accrued liabilities	6,581	2,284	(11,093)
Accrued payroll and benefits	6,181	4,240	(1,092)
Income taxes payable	(280)	1,279	(409)
Other non-current assets	(819)	3,802	383
Other non-current liabilities	416	(2,181)	(422)
Net cash provided by operating activities from continuing operations	86,095	53,571	41,134
Net cash (used in) operating activities from discontinued operations	(33)	(13,207)	(6,414)
Net cash provided by operating activities	86,062	40,364	34,720

9. Please tell us and disclose the nature of the volume based program or other incentives, if any, you offer to your customers and their related amounts to the extent that they are material for the years presented.

Response to Comment No. 9

The Company offers its customers incentives in connection with the purchase and promotion of its products including sales and cash discounts, volume-based programs and cooperative advertising contributions. These incentives are referred to under the caption Revenue Recognition in Note 1 to the Consolidated Financial Statements.  Sales and cash discounts, as well as volume-based programs, are included as a reduction to net sales as reported in the statement of income.  Sales and cash discounts were $3.8 million, $2.6 million and $2.6 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Volume based programs, which were less than 0.1% of net sales, are immaterial to the overall business.

Costs associated with the cooperative advertising are recorded in the SG&A line item.  The Company evaluates the two criteria set forth in ASC Topic 605-50 on a recurring basis to ensure that the Company is appropriately accounting for these costs as SG&A.  The Company participates in cooperative advertising programs on a voluntary basis and receives a “separately identifiable benefit in exchange for the consideration.”  Additionally, the Company is able to establish the fair value of the benefit as it obtains information directly from the retailer, which includes data such as circulation.  The amount of consideration paid to the retailer does not exceed the fair value of the benefit received by the Company.  This is disclosed under the caption Marketing in Note 1 of the Consolidated Financial Statements.  Cooperative advertising expense was $15.0 million, $12.2 million, and $12.3 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Property, Plant and Equipment, page 71

10. Tell us how you determined the estimated useful lives ranged from five to ten years for computer software to be reasonable for depreciation in light of the nature of this asset class.

Response to Comment No. 10

The majority of our computer software has a useful life of five years.  However, in fiscal year 2010 the Company spent approximately $20.0 million on a new enterprise resource planning system from SAP.  The SAP system is used throughout the Company in connection with all critical functions such as the procurement, warehousing and tracking of inventory, order processing, selling of finished goods and accounting for all these transactions.  We believe that the SAP system has a useful life of 10 years, based on the Company’s historical use of its prior enterprise resource planning system, future plans for the SAP system, expected enhancements, and expected ongoing product support, enhancements, and maintenance commitments from the supplier.

Note 7 – Income Taxes, page 86

11. Tell us how your assertion that the foreign unremitted retained earnings of $132.7 million as of January 31, 2012 are indefinitely reinvested complies with ASC 740-30-25-17. In addition, advise us and disclose when and how you determined the amount to be repatriated for each of the year presented.

Response to Comment No. 11

The Company considered the following evidence when asserting that foreign unremitted retained earnings of $132.7 million as of January 31, 2012 are indefinitely reinvested:

•	Experience of the entities:

•	Historically, the Company’s foreign subsidiaries have used substantial amounts of offshore cash to invest in brand-building activities such as advertising and marketing campaigns in existing markets.
•	The Company has also used substantial amounts of offshore cash to invest in market expansion activities, the prime example of which is the China market.
•	The Company used substantial offshore earnings to fund a major acquisition in Europe.
•
The Company has no debt; following the recent improvement in the economy, the Company’s North American business has generated sufficient cash flow to fund operations.  Sufficient cash generation in the U.S. has allowed the Company to utilize foreign earnings to invest in local foreign operations and grow those businesses.

•
Historically, the Company’s decision to repatriate has been driven by (1) opportunities, such as that presented by the American Jobs Creation Act in fiscal 2006, (2) cash requirements in the U.S. due to adverse economic conditions (fiscal 2009-2010) or a need to fund domestic restructuring such as closing the boutique retail stores (fiscal 2011), and  (3) considerations of local investment needs as discussed above.

•	Definite future programs of operations:

•	The Company’s forecasts indicate that the North American business will continue to generate sufficient cash flow to fund domestic operations.
•	The Company’s budgets indicate that it will continue to need substantial amounts of cash overseas to fund brand-building and market expansion activities.

The Company has a quarterly process to assess its global cash and investment needs.  Based upon this on-going process, the Company validates its assertions regarding earnings to be indefinitely reinvested overseas.  As part of this process the Company reviews the cash position in each territory and compares this position to forecasted future cash requirements in each territory that takes into account:

•	Future market expansion plans,
•	Potential acquisition opportunities,
•	Changes in the business operations (for example, the start-up of production and marketing pursuant to a new license agreement, or the decision to discontinue business operations),
•	Capital expenditure forecasts,
•	Forecasted brand-building and design expenditures,
•	Forecasted working capital requirements,
•	General economic conditions in each territory.

Specifically, the Company identified certain amounts to be repatriated for each of the years presented by considering the then current facts and circumstances applicable to each territory.

In fiscal 2010, the Company identified approximately $10 million of current year earnings of one of its Hong Kong subsidiaries for repatriation.  At the time, the Company was in a global loss position, with substantial losses in the domestic business and reduced profits in Europe in the luxury brands.  The Hong Kong business, in contrast, was only marginally adversely affected by the recession due to the Company’s supply chain activities of the non-luxury brands, which have lower price points.  As a result, the Company concluded that the earnings in Hong Kong would not be indefinitely reinvested offshore, due to domestic cash needs.

In fiscal 2011, the Company changed its assertion with regard to certain current and prior earnings as a result of its decision to close the U. S. Boutique division of its domestic retail entity.  As a result of this action, there was a one-time substantial cash need in the U.S. in order to fund the closing down of the business (severance payments, lease buy-outs, legal and consulting fees, and space restoration/disassembling costs), which was estimated to be $15 - 20 million.  CHF 20 million was repatriated from one of the Company’s Swiss subsidiaries, in addition to fiscal 2010 and 2011 current year earnings of the aforementioned Hong Kong subsidiary.  It was the Company’s intention that the repatriation of earnings previously identified as indefinitely reinvested would be a one-time special change in assertion, that it was due to an occurrence that was both infrequent and unusual, and that all other current and prior foreign earnings would continue to be permanently reinvested.  The Company believed that this assertion is supported by the fact that the particular business line had been a drain on U.S. cash flow and profits for many years; as a result, future U.S. cash flow and profitability were forecasted to be much improved.

During fiscal 2012, as part of the Company's quarterly assessment process, the Company reviewed its global cash projections and investment needs.  As a result of this process, which took into consideration such factors as projected future results, the continued need for investment in the overseas businesses as well as cash needs in the U.S., among others, the Company identified 75% of the current year net income of one of its Hong Kong subsidiaries, as well as 75% of the current year net income of one of its Swiss subsidiaries, for repatriation.  25% of current year earnings was identified as required by the local subsidiaries for normal working capital needs.

Note 14 – Segment Information, page 95

12. You disclose you conduct your business in two operating and reportable segments; retail and wholesale. However, we note you have stores operations in the U.S. and subsidiaries in various countries outside the U.S. As such, please address the following comments:

•	Explain to us how you considered the guidance within ASC 280-10-50-1 through 50-9 in determining whether the individual stores or subsidiaries are operating segments,

•	If so, advise us and disclose how you considered the aggregation criteria within ASC 280-10-50-11 to 12 in terms of aggregating them into two reportable segments.

Response to Comment No. 12

We considered the guidance of ASC 280-10-50-1 through 9, in determining that we have two operating segments (Wholesale and Retail) which are also the Company’s reportable segments.  The following summarizes the facts that we considered in reaching this determination. The Company’s wholesale segment includes the designing, manufacturing and distribution of quality watches to retailers and distributors globally, in addition to revenue generated from after-sales service activities.  The retail segment consists of the Company’s 33 outlet stores in the United States.

Consistent with the guidance in ASC 280-10-50-5, we have determined that our chief  operating decision makers (“CODM”) function is performed jointly by our Chief Executive Office and our Chief Operating Officer.  The financial information that our CODM receives and regularly reviews includes operating and profitability information at an aggregated level for our retail operations and our global wholesale operations as well as consolidated information for the combined retail and wholesale operations.  Information regularly reviewed by our CODM includes a consolidated income statement, balance sheet and statement of cash flows, consolidated operating results compared to budget, consolidated capital expenditures, revenue by brand and operating segment, and a separate income statement for each of the retail operating segment and the wholesale operating segment, as well as an income statement for aggregate U.S. operations, which includes both U.S. retail and wholesale operations, and aggregate International operations, which includes only wholesale operations.  This is the information used by our CODM to assess performance and allocate resources to our retail and wholesale operations.  Our CODM does not regularly review operating results for our individual retail (outlet) stores and does not review operating results at a level below aggregated wholesale and retail operations.

We provide our Board of Directors with a quarterly report of our operations which it reviews in order to assess the Company’s performance.  The operating information provided in this quarterly report is at the same level of aggregation as the information provided, on a more regular basis, to our CODM.

Our CODM participates in an incentive compensation program which contains goals based on a combination of operating and financial metrics.  All of the financial metrics included in this measurement of incentive compensation are at the consolidated company level and there are no metrics based on either individual retail location operating results or geographic operating results.

We undertake an annual process to establish our operating and capital budgets.  During this process our brand managers and international wholesale managers receive broad input from our CODM function regarding our aggregate objectives for our wholesale and retail businesses. These brand and international managers are responsible for developing detailed budgets that, together, provide an aggregate wholesale and retail budget consistent with these higher-level objectives.  This aggregate proposed budget is presented to our CODM. If changes are desired by our CODM, the instructions are provided from the aggregate wholesale and aggregate retail budget perspective and it is again the responsibility of these brand and international managers to determine how to adjust the lower-level budgets to achieve the requested aggregate budget modifications.

Based upon the level at which the CODM regularly reviews our operating results for the purpose of assessing performance and allocating resources, we believe we have appropriately identified our two operating segments: Wholesale and Retail.

13. Please tell us and disclose separately the external revenues attributed to an individual foreign country to the extent that they are material, in addition to disclosing the aggregate total for such revenues from all foreign countries. Refer to ASC 280-10-50-41.

Response to Comment No. 13

The Company has concluded that no individual foreign country is material to its overall business. No individual foreign country represents more than 10% of consolidated net sales.  The Company disclosed in aggregate foreign sales on page 28 of the Form 10-K and in Note 14 to the Consolidated Financial Statements.

Schedule II, page 100

14. We note the net sales increased by 22% during fiscal year 2012, but the net provision for doubtful accounts, returns and allowances stayed almost flat from fiscal year 2011 to 2012. Please explain and revise your MD&A operating results discussion, as appropriate.

Response to Comment No. 14

As indicated in our response to Comment #4, in future filings the Company will present separately doubtful accounts, returns and other allowances in Schedule II on page S-1.  Additionally, we will include discussion of the provision for doubtful accounts, the provision for returns and provisions for other allowances in the MD&A, as appropriate.  The provision for doubtful accounts decreased from $1.7 million in fiscal 2011 to $0.8 million in fiscal 2012.  This $0.9 million decrease was a result as the Company experiencing improved collections from customers as the global economy slowly improved from the severe economic downturn that began in 2008.  The provision for returns decreased $0.4 million from $17.2 million in fiscal 2011 to $16.8 million in fiscal 2012.  The decrease in the provision for returns was due to a reduced return rate as the Company has had fewer returns from customers partially offset by the increase in sales.  The provision for other allowances increased $1.5 million from $2.5 million in fiscal 2011 to $4.0 million in fiscal 2012, primarily due to increased sales volume.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 15
Compensation Discussion and Analysis, page 15
Performance-Based Annual Cash Compensation, page 17

15. We note in the third full paragraph on page 17 that you describe that you set the target cash incentive payments at a percentage of respective base salary for each of your named executive officers. Please describe how you determined the particular percentages for each named executive officer.

Response to Comment No. 15

The Compensation Committee of the Board of Directors determines the target bonus (calculated as a percentage of base salary) for each named executive officer (“NEO”) under the Executive Performance Plan by exercising its subjective judgment of what an appropriate percentage is, informed by a consideration of the target bonus that was in effect for such NEO for each of the three previous years and such person’s total compensation compared to target bonus levels and total compensation payable to other executive officers in other positions within the Company and, more generally, relative to similar executive positions in the broad competitive marketplace.

16. We note your disclosure that if the company achieves the corporate performance goal under the Executive Performance Plan, the Committee then assesses the Company’s overall financial performance and each named executive officer’s individual performance in exercising its discretion to determine the cash incentive actually paid. In this regard, please address the following:

•	What is the relative weight given to the financial performance of the Company and the individual performance of the executive officer?
•
What factors do you consider in assessing the financial performance of the Company? If you consider the factors listed in the bullets at the top of page 18, please explain the relative weight of each of them. Please also specifically state whether or not each of the factors were met.

•	What factors do you consider in assessing the individual performance of each of the named executive officers in approving cash incentive awards made to them under the Executive Performance Plan?
•	In considering the above questions, please help us understand how you determined to approve pay-outs that ranged from 100-125%.

Response to Comment No. 16

The Committee considers the financial performance measure listed in the bullet points at the top of page 18 of the proxy statement. Of these, as discussed at page 17 of the proxy statement, the requisite threshold measure which had to be met to permit bonus pool funding in fiscal 2012 was operating profit, however, the factors are not assigned a weight relative to each other. The financial measures and the results achieved for fiscal 2012 were as follows:

	Measure	Target	Actual

o	Net Sales	$438 million	$468 million
o	Operating Expenses	$222 million	$222.8 million
o	Gross Profit	$247 million	$256 million
o	Gross Margin %	56.3%	54.8%
o	Operating Profit	$25.5 million	$33.6 million
o	Cash Flow from Operations	$20 million	$86 million
o	EBITDA	$37.5 million	$45 million

Each NEO proposes a set of performance objectives at the beginning of the fiscal year that he or she intends to accomplish during the year. The list is discussed with and approved by the NEO’s immediate supervisor, except that the CEO’s performance objectives are discussed with and approved by the Compensation Committee. In assessing individual performance, the Committee considers whether each NEO accomplished his or her individual performance objectives, the degree to which the NEO contributed to the Company’s attaining its corporate performance goals as well as other factors the Committee may deem to be relevant in any particular fiscal year such as how well the individual handled matters that were not foreseen or planned for.

The Committee determined that cash incentive payouts ranging from 100% to 125% of the respective target bonus amounts were appropriate considering primarily that actual operating profit for the year exceeded the amount required to fund the bonus pool by 31.7% and most of the other performance measures for fiscal 2012 were exceeded (including operating expenses where the $222 million target was based on significantly lower net sales). Only the target for gross margin percentage was not achieved and this was primarily the result of fluctuations in foreign currency exchange rates. The Committee also considered that on an individual performance level, the NEOs achieved their respective performance goals for the year.

***

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Proxy;

•	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Proxy; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

/s/ Sallie A. DeMarsilis

Sallie A. DeMarsilis

Chief Financial Officer